EXHIBIT 21.1

LIST OF SUBSIDIARIES OF INCA Designs, Inc.

1.	S2 New York Design Corp. (effected May 21, 2007 as a result of the Security Exchange Agreement entered into on May 21, 2007 discussed above)

LIST OF SUBSIDIARIES OF S2 New York Design Corp.

1.	INCA of South Beach, LLC

2.	INCA on LEX, LLC